

August 6, 2014

<u>Via E-mail</u>
Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

Re: General Growth Properties, Inc.
Form 10-K
Filed February 21, 2014
File No. 001-34948

Dear Mr. Berman:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Kristina Aberg

　　　　　　　　Kristina Aberg
　　　　　　　　Attorney-Advisor

cc: Stacie L. Herron, Vice President and Secretary (*via e-mail*)